Exhibit 99.1

Condensed consolidated interim financial statements of

Kimber Resources Inc.

September 30, 2011
(Unaudited)

Kimber Resources Inc.
September 30, 2011

Table of contents

Condensed consolidated interim statements of comprehensive loss	1

Condensed consolidated interim statements of financial position	2

Condensed consolidated interim statements of changes in equity	3

Condensed consolidated interim statements of cash flows	4

Notes to the condensed consolidated interim financial statements	5-33

Kimber Resources Inc.
Condensed consolidated interim statements of comprehensive loss
Three month periods ended September 30, 2011 and 2010
(Stated in Canadian dollars)
(Unaudited)

	Note	2011	2010
		$	$
Expenses			(Note 14)
Amortization of equipment		3,518	4,414
Foreign exchange loss		49,003	12,791
General exploration		27,498	30,353
Investor relations		52,730	14,047
Office, insurance and miscellaneous		70,222	56,370
Legal, consulting and audit		167,945	138,806
Rent		56,658	51,139
Salaries and benefits		321,655	308,268
Transfer and filing fees		39,009	35,966
Travel and accommodation		4,564	6,954
		792,802	659,108

Loss before other items		(792,802)	(659,108)
Other items
Finance income		30,262	2,088
Finance expense		(480)	(1,489)
Other income		4,833	11,503
Net loss and comprehensive loss		(758,187)	(647,006)

Loss per share, basic and diluted	3(i), 5	(0.01)	(0.01)

Weighted average number of common shares outstanding, basic and diluted	5	80,890,513	68,010,586

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Condensed consolidated interim statements of financial position
As at September 30, 2011, June 30, 2011 and July 1, 2010
(Stated in Canadian dollars)
Unaudited)

		September 30,	June 30,	July 1,
	Note	2011	2011	2010
		$	$	$
			(Note 14)	(Note 14)
Assets
Current assets
Cash and cash equivalents		11,362,135	8,401,429	4,560,493
Trade and other receivables	6	1,395,286	1,078,794	355,471
Prepaid expenses		136,208	127,508	130,953
Total current assets		12,893,629	9,607,731	5,046,917

Equipment	7	588,698	549,084	497,960
Mineral interests	8	52,428,455	48,839,128	42,647,361
Total assets		65,910,782	58,995,943	48,192,238

Liabilities
Current liabilities
Trade and other payables		1,873,891	1,915,016	541,627
Total current liabilities		1,873,891	1,915,016	541,627

Equity
Share capital	9(a)	82,141,124	74,543,371	63,556,255
Share option reserve	9(b)(c)	4,409,714	4,292,758	3,630,073
Warrant reserve	9(d)	1,270,474	1,271,032	523,106
Deficit		(23,784,421)	(23,026,234)	(20,058,823)
Total equity		64,036,891	57,080,927	47,650,611
Total liabilities and equity		65,910,782	58,995,943	48,192,238

Description of business and continuing operations	1
Commitments for expenditure	13

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Condensed consolidated interim statements of changes in equity
(Stated in Canadian dollars)
(Unaudited)

		Share	Share	Share
		capital	capital	option	Warrant
	Note	Number	Amount	reserve	reserve	Deficit	Total
			$	$	$	$	$
				(Note 14)	(Note 14)	(Note 14)

Balance at June 30, 2011		77,185,086	74,543,371	4,292,758	1,271,032	(23,026,234)	57,080,927
Net loss and total comprehensive loss for the period		-	-	-	-	(758,187)	(758,187)
Shares issued on private placement of common shares		5,060,000	8,096,000				8,096,000
Share issue costs		-	(609,772)	-	-	-	(609,772)
Shares issued on exercise of stock options		88,601	104,217	(32,761)	-	-	71,456
Shares issued on exercise of warrants		3,750	7,308	-	(558)	-	6,750
Share-based compensation		-	-	149,717	-	-	149,717

Balance at September 30, 2011		82,337,437	82,141,124	4,409,714	1,270,474	(23,784,421)	64,036,891

Balance at June 30, 2010		68,010,586	63,556,255	3,630,073	523,106	(20,058,823)	47,650,611
Net loss and total comprehensive loss for the period		-	-	-	-	(647,006)	(647,006)
Share-based compensation		-	-	115,757	-	-	115,757

Balance at September 30, 2010		68,010,586	63,556,255	3,745,830	523,106	(20,705,829)	47,119,362

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Condensed consolidated interim statements of cash flows
Three month periods ended September 30, 2011 and 2010
(Stated in Canadian dollars)
(Unaudited)

	Note	2011	2010
		$	$
			(Note 14)
Operating activities
Net loss and comprehensive loss		(758,187)	(647,006)
Items not involving cash
Amortization of equipment		3,518	4,414
Finance expense		480	1,489
Finance income		(30,262)	(2,088)
Share-based compensation		149,717	115,757
Gain on sale of equipment		-	(11,503)
Net changes in non-cash working capital items
Trade and other receivables		(7,512)	(11,474)
Prepaid expenses		(2,030)	6,216
Trade and other payables		(40,850)	(18,195)
		(685,126)	(562,390)

Investing activities

Interest received		30,262	2,088
Purchase of equipment		(66,922)	(51,340)
Proceeds on disposal of equipment		-	12,613
Expenditures on mineral interests		(3,881,462)	(823,139)
		(3,918,122)	(859,778)

Financing activities

Interest paid		(480)	(1,489)
Common shares issued by private placement		8,096,000	-
Common shares issued for cash - options		71,456	-
Common shares issued for cash - warrants		6,750	-
Share issuance costs		(609,772)	-

		7,563,954	(1,489)

Increase (decrease) in cash and cash equivalents		2,960,706	(1,423,657)
Cash and cash equivalents, beginning of period		8,401,429	4,560,493
Cash and cash equivalents, end of period		11,362,135	3,136,836

Cash and cash equivalents are comprised of
Cash		2,278,170	1,002,746
Canadian treasury bills		9,083,965	2,134,090
		11,362,135	3,136,836

Supplemental cash flow information	12

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

1.	Description of business and continuing operations

Kimber Resources Inc. (“Kimber” or the “Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico.

The head office, principal address and registered and records office of the Company are located at Suite 215 - 800 West Pender Street, Vancouver, BC V6C 2V6.

At the date of these condensed consolidated interim financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of mineral interests represents cumulative expenditures incurred to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

Although Kimber has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee Kimber’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These condensed consolidated interim financial statements have been prepared on a going concern basis. Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Since inception, Kimber has incurred cumulative losses of $23,784,421 as at September 30, 2011 (June 30, 2011 - $23,026,234) and a net loss of for the three months ended September 30, 2011 $758,187 (2010 - $647,006). These factors may cast significant doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

The condensed consolidated interim financial statements are presented in Canadian dollars and all values are rounded to the nearest dollar except where otherwise indicated.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

2.	Basis of preparation

(a)	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS interim consolidated financial statements for part of the period covered by the Company’s first IFRS consolidated annual financial statements for the year ending June 30, 2012 and the accounting policies used reflect those policies the company expect to adopt in its financial statement for the year ending June 30, 2012. These financial statements should be read in conjunction with the Company’s 2011 annual consolidated financial statement under Canadian generally accepted accounting principles (“GAAP”). Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian GAAP.

These interim financial statements do not include all the necessary annual disclosure in accordance with IFRS. The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and the additional disclosures required under IFRS, which also highlight the changes from the Company’s 2011 annual consolidated financial statements prepared in accordance with Canadian GAAP (Note 14). In 2012 and beyond, the Company may not provide the same amount of disclosure in the Company’s interim consolidated financial statements under IFRS as the reader will be able rely on the annual consolidated financial statements which will be prepared in accordance with IFRS.

(b)	Basis of presentation

The financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 3. The comparative figures presented in these consolidated financial statements are in accordance with IFRS and have not been audited.

These consolidated financial statements include the accounts of Kimber, and its wholly-owned Mexican subsidiaries, Minera Monterde, S. de R.L de C.V., Minera Pericones, S.A. de C.V. and Kimber Resources de Mexico, S.A. de C.V.

(c)	Adoption of new and revised standards and interpretations

The IASB issued a number of new and revised International Accounting Standards, IFRS amendments and related interpretations which are effective for the Company’s financial year beginning on or after July 1, 2011. For the purpose of preparing and presenting the financial information for the relevant periods, the Company has consistently adopted all these new standards for the relevant reporting periods.

At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods:

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

2.	Basis of preparation (continued)

(c)	Adoption of new and revised standards and interpretations (continued)

(i)	The following five new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. Early application is permitted if all five Standards are adopted at the same time. The Company is assessing the impact of these standards.

(1)	Consolidated financial statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) will replace existing guidance on consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation – Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee in line with any changes in facts and circumstances.

(2)	Joint arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not solely on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures.

(3)	Disclosure of interests in other entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Matters covered include information about the significant judgments and assumptions that any entity has made in determining whether it has control, joint control or significant influence over another entity.

(4)	Separate financial statements

IAS 27 Separate Financial Statements (“IAS 27”) has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The amended IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent currently within the scope of the current IAS 27 Consolidated and Separate Financial Statements that is replaced by IFRS 10.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

2.	Basis of preparation (continued)

(c)	Adoption of new and revised standards and interpretations (continued)

(5)	Investments in associates and joint ventures

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of IAS 28 Investments in Associates does not include joint ventures.

(ii)	IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The Company is assessing the impact of this standard.

(iii)	On June 16, 2011, the IASB issued amendments to two previously released standards. They are as follows:

IAS 1, Presentation of Financial Statements (‘‘IAS 1’’) The IASB has amended IAS 1 to require additional disclosures for items presented in other comprehensive income (‘‘OCI’’) on a before-tax basis and requires items to be grouped and presented in OCI based on whether they are potentially reclassifiable to profit or loss subsequently (i.e. items that may be reclassified and those that will not be reclassified to profit or loss). This amendment is effective for annual periods beginning on or after July 1, 2012 and requires full retrospective application. The Company will apply this amendment beginning the first quarter of its 2013 fiscal year and has yet to assess the impact to its consolidated financial statements.

IAS 19, Employee Benefits (‘‘IAS 19’’) IAS 19 was amended to eliminate the option to defer the recognition of gains and losses (known as the ‘corridor approach’), to streamline the presentation of changes in assets and liabilities arising from defined benefit plans and to require enhanced disclosures. This amendment is effective for annual periods beginning on or after January 1, 2013. The Company currently uses the ‘corridor approach’ and will apply this amendment beginning the first quarter of its 2013 fiscal year. The Company has yet to assess the impact of this amendment to its consolidated financial statements.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

2.	Basis of preparation (continued)

(c)	Adoption of new and revised standards and interpretations (continued)

(iii)	(continued)

On May 12, 2011, the IASB issued four new standards, all of which are applicable to annual reporting periods beginning on or after January 1, 2013. The Company has yet to assess the impact of these standards on its consolidated financial statements and related note disclosures. The following is a list and description of these standards:

IFRS 7, Financial Instruments: Disclosures (‘‘IFRS 7’’) On October 7, 2010, the IASB amended IFRS 7 to require additional disclosures regarding transfers of financial assets. This amendment is effective for annual periods beginning on or after July 1, 2011. The Company will apply this amendment beginning the first quarter of its 2012 fiscal year and has yet to assess the impact on the Company’s disclosures.

IFRS 9, Financial Instruments (‘‘IFRS 9’’) On November 12, 2009, the IASB issued IFRS 9 to replace IAS 39, Financial Instruments: Recognition and Measurement (‘‘IAS 39’’). IFRS 9 addresses the classification and measurement of financial assets. IFRS 9 was subsequently reissued on October 28, 2010, incorporating new requirements on accounting for financial liabilities.

On August 4, 2011, the IASB published an exposure draft proposing an adjustment to the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is monitoring the impact of the proposed standard change and the initial application of this IFRS is expected to impact the classification of a number of financial assets which will require disclosure in the financial statement notes.

(iv)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20") was issued by the IASB in October 2011 and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRIC 20 was issued to address the accounting for costs associated with waste removal in surface mining ("stripping costs"). The interpretation clarifies when production stripping should lead to the recognition of an asset and how the asset should be measured, both initially and in subsequent periods."

(v)	The IASB is expected to publish new IFRSs on the following topics during 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published:

  Leases

  Revenue recognition

The Company has not early adopted these standards, amendments and interpretations, however the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

3.	Summary of significant accounting policies

(a)	Basis of consolidation

These condensed consolidated interim financial statements include the financial statements of the Company and its controlled subsidiaries. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive loss from the effective date of control or up to the effective date of loss of control, as appropriate.

All intercompany transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the combination. Losses applicable to the non-controlling interests in excess of their interest in the subsidiary’s equity are allocated against the interests of the Company except to the extent that the non-controlling interests have a binding obligation and are able to make an additional investment to cover the losses.

(b)	Interest income

Interest income from financial assets is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

(c)	Foreign currencies

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar as this is the principal currency of the economic environment in which the Company operates and is the principal currency in which the funds from financing activities are generated.

Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the date of the statement of financial position.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

3.	Summary of significant accounting policies (continued)

(d)	Equipment

Equipment is stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of equipment, less their estimated residual value, using the declining balance method at the following annual rates:

Camp and equipment	10%
Camp vehicles	25%
Computer equipment	30%
Computer software	100%
Office fixtures and equipment	20%

An item of equipment is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of comprehensive loss.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for equipment and any changes arising from the assessment are applied by the Company prospectively.

(e)	Mineral interests

All acquisition costs, exploration and direct field costs are capitalized until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of, impaired or abandoned.

Management reviews the carrying amounts of mineral interests on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the rights. Management’s assessment of the mineral interests’ fair value is also based upon a review of other mineral interest transactions that have occurred in the same geographic area as that of the rights under review. Administration costs and other exploration costs that do not relate to a specific mineral interest are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Mineral interests acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber are netted against the deferred costs of the related mineral interests, with any excess being included in operations. No option payments were received during the three months ended September 30, 2011 and the year ended June 30, 2011.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

3.	Summary of significant accounting policies (continued)

(f)	Share-based payments

Employees (including directors, senior executives and consultants) of the Company receive a portion of their remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified or the fair values not readily determinable, they are measured at fair value of the share-based payment.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share option reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

(g)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until the asset is substantially ready for its intended use. Other borrowing costs are expensed in the period incurred.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

3.	Summary of significant accounting policies (continued)

(h)	Taxation

Income tax expense represents the sum of tax currently payable and deferred tax. If the current and deferred tax relates to items recognized directly in equity or in other comprehensive income, the related taxes are recognized in equity or other comprehensive income.

Current income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are substantively enacted by the date of the statement of financial position.

Deferred income taxes

Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

  where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

3.	Summary of significant accounting policies (continued)

(h)	Taxation (continued)

Deferred income tax (continued)

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

(i)	Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. The calculation assumes that proceeds upon the exercise of the options and warrants are used to purchase common shares at the average market price during the period. During the three months ended September 30, 2011 and 2010, all the outstanding stock options and warrants were anti-dilutive.

(j)	Valuation of warrants

Kimber allocates a value, based on relative fair value, to warrants issued as part of equity financing. Warrants issued in conjunction with equity or debt instruments are valued on relative fair value basis using the Black-Scholes option pricing model.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

3.	Summary of significant accounting policies (continued)

(k)	Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss.

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary or a significant or prolonged decline in the fair value of that investment below its cost.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

(l)	Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred.

At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

3.	Summary of significant accounting policies (continued)

(m)	Impairment of financial assets

The Company assesses at each date of the statement of financial position whether a financial asset is impaired.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in income or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in income or loss.

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in income and loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

Available for sale

If an available for sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in income or loss, is transferred from other comprehensive income to income or loss. Reversals in respect of equity instruments classified as available for sale are not recognized in income or loss.

(n)	Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

3.	Summary of significant accounting policies (continued)

(n)	Impairment of non-financial assets (continued)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

(o)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and Canadian and U.S. Government Treasury bills with an original maturity of three months or less, which are readily convertible into a known amount of cash.

(p)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. Any increase in a provision due solely to passage of time is recognized as interest expense.

(q)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

3.	Summary of significant accounting policies (continued)

(r)	Significant accounting judgments and estimates

The preparation of these financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The most significant estimates relate to depreciation of equipment, recoverability of trade and other receivables, valuation of deferred income tax amounts, impairment of mineral interests, calculation of share-based payments and the determination of environmental obligations.

The most significant judgments relate to recoverability of capitalized amounts, recognition of deferred tax assets and liabilities, the determination of functional currency, the determination of the economic viability of a project and going concern.

4.	Segmented information

At September 30, 2011 the Company has one reportable operating segment, being mineral exploration.

An operating segment is defined as a component of the Company:

  that engages in business activities from which it may earn revenues and incur expenses;

  whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

  for which discrete financial information is available.

The Company operates in two geographical areas, being Canada, and Mexico. The following is an analysis of the Company’s assets by geographical area and reconciled to the Company’s consolidated financial statements:

	September 30,	June 30,	July 1,
	2011	2011	2010
	$	$	$
Assets by geographic segment, at cost		(Note 14)	(Note 14)
Canada
Current assets	11,385,873	8,503,709	4,638,504
Equipment	51,560	49,782	61,346
	11,437,433	8,553,491	4,699,850

Mexico
Current assets	1,507,755	1,104,022	408,413
Equipment	537,139	499,302	436,614
Mineral interests	52,428,455	48,839,128	42,647,361
	54,473,349	50,442,452	43,492,388
	65,910,782	58,995,943	48,192,238

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

5.	Loss per share

The calculation of basic and diluted loss per share for the relevant periods is based on the following data:

	Three months ended September 30,
	2011	2010

Net loss attributable to shareholders the purpose of basic and diluted loss per share	$758,187	$647,006

Weighted average number of shares for the purpose of basic and diluted loss per share	80,890,513	68,010,586

All outstanding stock options and warrants were anti-dilutive for the relevant periods.

6.	Trade and other receivables

Trade and other receivables are comprised primarily of IVA value added tax credits refundable from the Government of Mexico which is currently calculated as 16% of expenditures in Mexico. Though Kimber has been experiencing delays in obtaining IVA refunds, Kimber has been receiving IVA refunds on an ongoing basis and expects to continue to recover outstanding amounts. As at September 30, 2011, IVA of $141,798 (June 30, 2011; $180,910; July 1, 2010; $19,656) has been outstanding for more than one year. All other receivables are aged within one year.

	September 30,	June 30,	July 1,
	2011	2011	2010
	$	$	$

IVA tax receivable	1,317,539	1,009,003	328,203
HST receivable	71,232	58,928	20,888
Other receivables	6,515	10,863	6,380
	1,395,286	1,078,794	355,471

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

7.	Equipment

					Office
	Camp and	Camp	Computer	Computer	fixtures and
	equipment	vehicles	equipment	software	equipment	Total
	$	$	$	$	$	$
Cost

At July 1, 2010	511,382	222,726	181,117	70,178	79,241	1,064,644
Additions	67,232	59,899	14,394	2,653	495	144,673
Disposals	(12,632)	(76,933)	(15,906)	(468)	-	(105,939)
At June 30, 2011	565,982	205,692	179,605	72,363	79,736	1,103,378
Additions	42,189	13,738	10,243	-	799	66,969
At September 30, 2011	608,171	219,430	189,848	72,363	80,535	1,170,347

Amortization

At July 1, 2010	203,205	148,998	108,187	66,486	39,808	566,684
Amortization for the year	38,755	32,399	25,236	2,400	6,466	105,256
Disposals	(12,629)	(88,643)	(16,374)	-	-	(117,646)
At June 30, 2011	229,331	92,754	117,049	68,886	46,274	554,294
Amortization for the period	9,919	9,649	5,861	425	1,501	27,355
At September 30, 2011	239,250	102,403	122,910	69,311	47,775	581,649

Net book values

At July 1, 2010	308,177	73,728	72,930	3,692	39,433	497,960
At June 30, 2011	336,651	112,938	62,556	3,477	33,462	549,084
At September 30, 2011	368,921	117,027	66,938	3,052	32,760	588,698

8.	Mineral interests

Kimber’s mineral interests relate to mineral rights for the Monterde property located in the State of Chihuahua, Mexico.

Kimber holds mineral rights to the Pericones and Setago properties in State of Estado de Mexico, Mexico and the State of Chihuahua, Mexico. All expenditures on these two properties have been written off or expensed previously.

During the three month period ended September 30, 2011 Kimber capitalized $3,589,327 of costs to mineral interests (three months to September 30, 2010; $709,727).

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

8.	Mineral interests (continued)

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 35 mineral concessions totalling 29,296 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions

Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,477,043 (US$1,129,900).

El Coronel concessions

Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of $1,206,958 (US$1,000,000).

Staked concessions

Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from semi-annual taxes.

Pericones and Setago Properties

The Pericones Property is located approximately 160 southwest of Mexico City and covers 11,890 hectares. The Setago Property lies approximately 24 kilometres to the west of Monterde and covers 10,069 hectares. Previous expenditures on both these properties have been expensed in previous periods.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

8.	Mineral interests (continued)

		Expenditures		Expenditures
	September 30,	during the	June 30,	during the	July 1,
MEXICO	2011	period	2011	period	2010
	$	$	$	$	$

Monterde Property
Acquisition	3,169,972	55,218	3,114,754	103,845	3,010,909

Exploration
Amortization	748,460	23,790	724,670	89,621	635,049
Assays	4,733,834	450,046	4,283,788	482,902	3,800,886
Drilling	17,184,365	2,011,340	15,173,025	2,042,686	13,130,339
Engineering	3,790,860	315,063	3,475,797	809,735	2,666,062
Environmental study	1,447,836	23,464	1,424,372	93,805	1,330,567
Field, office	2,175,609	160,417	2,015,192	575,186	1,440,006
Geological, geophysical	8,362,339	216,126	8,146,213	998,730	7,147,483
Legal	884,523	30,406	854,117	98,939	755,178
Maps, reports, reproductions	1,261,976	33,201	1,228,775	96,523	1,132,252
Metallurgy	1,106,165	52,459	1,053,706	167,429	886,277
Road and drill site construction	2,248,316	62,726	2,185,590	142,763	2,042,827
Salaries and wages	929,652	14,721	914,931	93,388	821,543
Scoping study	25,482	-	25,482	-	25,482
Socioeconomic studies	65,301	-	65,301	-	65,301
Stakeholder costs	69,174	-	69,174	-	69,174
Supplies	2,394,003	98,104	2,295,899	287,170	2,008,729
Travel, accommodation	1,830,588	42,246	1,788,342	109,045	1,679,297
	49,258,483	3,534,109	45,724,374	6,087,922	39,636,452
Total mineral interests	52,428,455	3,589,327	48,839,128	6,191,767	42,647,361

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

9.	Share-based payments

(a)	Share capital

As September 30, 2011, the Company had 82,337,437 (June 30, 2011; 77,185,086; June 30, 2010; 68,010,586) common shares issued and outstanding. The Company is authorized to issue an unlimited number of common shares at no par value.

(b)	Stock option plan

On December 12, 2007, the shareholders of Kimber approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan.

The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and vests in accordance with the determination of the Board of Directors, generally one third on the date of grant and an additional third at the end of each nine month period thereafter.

The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

There were no options issued during the three months ended September 30, 2011. The weighted average fair value of the options issued during the year ended June 30, 2011 was estimated at $0.73 per option at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used for the calculation were:

Year ended
June 30,
2011

Risk free interest rate	1.64%
Expected life	3 years
Expected volatility (i)	80%
Expected dividend per share	$Nil

(i)	Expected volatility has been based on historical volatility of the Company’s publicly trade shares.

The total share-based compensation calculated for the three months ended September 30, 2011 was $149,717 (2010 - $115,756). The full share-based compensation expense of $149,717 (2010 - $115,756) has been allocated to salaries and benefits.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

9.	Share-based payments (continued)

(c)	Outstanding stock options

The following is a summary of option transactions under the Company’s stock option plan:

	Three months ended			Year ended
	September 30,			June 30,
		2011		2011
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Balance, beginning of period	5,466,325	$1.14	4,705,715	$1.09
Options granted	-	-	1,175,000	$1.38
Options exercised	(88,601)	$0.81	(79,500)	$0.72
Options forfeited	(26,399)	$1.32	(124,890)	$0.95
Options expired	(150,000)	$2.40	(210,000)	$1.61
Balance, end of period	5,201,325	$1.11	5,466,325	$1.14

The following table summarizes information about stock options outstanding and exercisable at September 30, 2011:

	Options outstanding		Options exercisable
		Weighted		Weighted
		average	Options	average
		remaining	outstanding	remaining
Exercise	Options	contractual	and	contractual
price	outstanding	life (years)	exercisable	life (years)
$

$2.59	100,000	0.11	100,000	0.11
$2.67	50,000	0.22	50,000	0.22
$1.95	400,000	0.53	400,000	0.53
$0.85	25,000	0.98	25,000	0.98
$0.86	400,000	1.00	400,000	1.00
$0.78	400,000	1.17	400,000	1.17
$0.79	450,000	1.37	450,000	1.37
$0.65	1,178,715	2.33	1,178,715	2.33
$1.15	1,042,610	3.37	1,042,610	3.37
$1.38	1,130,000	4.36	325,833	4.36
$1.60	25,000	4.70	-	-

	5,201,325	2.51	4,372,158	2.16

Weighted average exercise price	$1.11		$1.06

Weighted average share price for options exercised during the three months ended September 30, 2011 was $1.91

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

9.	Share-based payments (continued)

(d)	Warrants

The continuity of warrants for the three months ended September 30, 2011 and the year ended June 30, 2011 is as follows:

		Weighted		Weighted
		average		average
	Warrants	exercise		remaining
	outstanding	price	Expiry date	life (years)
		$

Balance, July 1, 2010	2,000,000	1.80	September 24, 2010	0.24
Issued	4,542,500	1.80	December 23, 2012	1.48
Issued	544,050	1.40	December 23, 2012	1.48
Expired	(2,541)	1.80
Exercised	(10,000)	1.80
Balance, June 30, 2011	7,074,009	1.77		1.13
Expired	(1,997,459)	1.80
Exercised	(3,750)	1.80
Balance, September 30, 2011	5,072,800	1.76		1.23

On September 13, 2010, Kimber announced the extension of the expiry date of the warrants issued in connection with its private placement financing which closed on September 24, 2008. The expiry date of the warrants to purchase 1,997,459 common shares at a purchase price of $1.80 per share expiring on September 24, 2010 was extended to September 24, 2011. The value attributed to the warrant extension was not material. These warrants were unexercised and expired on September 24, 2011.

10.	Capital risk management

The capital structure of Kimber consists of equity attributable to common shareholders comprising share capital, share option reserve, warrant reserve and deficit. Total capital as at September 30, 2011 was $64,036,891 (June 30, 2011 - $57,080,927). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to ensure there are adequate capital resources to safeguard Kimber’s ability to continue as a going concern, maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholders and benefits for other stakeholders.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

11.	Financial instruments

(a)	Categories of financial instruments

		September 30,	June 30,	July 1,
	Classification	2011	2011	2010
		$	$	$
Financial assets
Cash and cash equivalents	Loans and receivables	11,362,135	8,401,429	4,560,493
Trade and other receivables	Loans and receivables	1,395,286	1,078,794	355,471
Total financial assets		12,757,421	9,480,223	4,915,964

Financial liabilities
Trade and other payables	Other liabilities	1,873,891	1,915,016	541,627
Total financial liabilities		1,873,891	1,915,016	541,627

(b)	Fair value

The fair value of the Company’s financial instruments approximates their carrying value as at September 30, 2011 because of the demand nature or short-term maturity of these instruments.

(c)	Financial risk management objectives and policies

The Company’s financial instruments include cash and cash equivalents, trade and other receivables and trade and other payables. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(i)	Currency risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are incurred in Mexico and are denominated in Mexican pesos or U.S. dollars. The fluctuation of the U.S. dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

11.	Financial instruments (continued)

(c)	Financial risk management objectives and policies (continued)

(i)	Currency risk (continued)

The majority (2011 - 87%; 2010 - 50%) of Kimber’s monetary assets are held in Canadian dollars. A 5% change in the U.S. dollar and Mexican peso will affect Kimber as is indicated in the following table.

	Three months ended September 30,
	2011	2010
	$	$
Change in loss
United States dollar	49,387	68,348
Mexican pesos	58,178	12,064

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and trade and other receivable. The maximum risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Trade and other receivable consist primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable. At September 30, 2011, Kimber is experiencing delays in obtaining these refunds although during the quarter ended September 30, 2011 refunds of $100,621 relating to the quarters ended June 30, 2010 and September 30, 2010 were received. There is no indication at this time that the IVA amounts will not be collected in full (Note 6).

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

11.	Financial instruments (continued)

(c)	Financial risk management objectives and policies (continued)

(iii)	Liquidity risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due (Note 1). Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than
	1 month	1-3 months	Total
	$	$	$
At September 30, 2011
Trade and other payables	1,604,766	269,125	1,873,891

At June 30, 2011
Trade and other payables	1,631,757	283,259	1,915,016

At July 1, 2010
Trade and other payables	348,627	193,000	541,627

12.	Supplemental cash flow information

Non-cash financing and investing activities

In the three months ended September 30, 2011 and 2010, the Company incurred the following non-cash investing and financing transactions:

	Three months ended September 30,
	2011	2010
	$	$
Amortization capitalized to mineral interests	23,790	21,305
Transfer of share option reserve upon exercise of stock options	32,761	-
Transfer of warrants reserve upon exercise of warrants	558	-

13.	Commitments for expenditure

Operating lease

Kimber leases its premises in Vancouver under an operating lease which expires in the fiscal year ended June 30, 2012. At September 30, 2011, the Company is obligated to make $85,163 in basic rental payments under the lease for the year ended June 30, 2012. In addition Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

14.	First time adoption of IFRS

The Company has adopted IFRS on July 1, 2011 with a transition date of July 1, 2010. These financial statements for the three months ended September 30, 2011 are the Company’s first interim financial statements in accordance with IAS 34. This note explains the adjustments made by the Company in restating its GAAP statement of financial position at July 1, 2010 and June 30, 2011. Under IFRS 1, First Time Adoption of International Financial Reporting Standards, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to accumulated deficit unless certain exemptions are applied. The Company elected to take the following IFRS 1 optional exemptions:

(a)	IFRS 3 (Revised) Business combinations has not been applied to acquisitions of subsidiaries or of interest in associates and joint ventures that occurred before July 1, 2010.

(b)	Share-based payment

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected not to apply IFRS 2 to awards which had vested prior to the date of transition.

IFRS 1 also outlines specific guideline that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guideline to its opening statement of financial position dated July 1, 2010:

(c)	Estimates

IFRS 1 requires that an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the entity’s previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of July 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

14.	First time adoption of IFRS (continued)

Below is the Company’s consolidated statement of financial position as at the transition date of July 1, 2010 under IFRS.

		Effect of
	Canadian	transition
	GAAP	to IFRS	Note	IFRS
	$	$		$
Assets
Current assets
Cash and cash equivalents	4,560,493	-		4,560,493
Trade and other receivables	355,471	-		355,471
Prepaid expenses	130,953	-		130,953
Total current assets	5,046,917	-		5,046,917

Equipment	497,960	-		497,960
Mineral interests	42,647,361	-		42,647,361
Total assets	48,192,238	-		48,192,238

Liabilities
Current liabilities
Trade and other payables	541,627	-		541,627
Total current liabilities	541,627	-		541,627

Equity
Share capital	63,556,255	-		63,556,255
Share option reserve	4,089,747	(459,674)	(i)	3,630,073
Warrant reserve	-	523,106	(ii)	523,106
Deficit	(19,995,391)	(63,432)	(i)	(20,058,823)
Total equity	47,650,611	-		47,650,611
Total liabilities and equity	48,192,238	-		48,192,238

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

14.	First time adoption of IFRS (continued)

IFRS employs a conceptual framework that is similar to Canadian GAAP. While the adoption of IFRS has not changed the actual cash flows of the Company, the adoption has resulted in changes to the reported financial position and results of operations of the Company. Presented below are reconciliations prepared by the Company to reconcile to IFRS the assets, liabilities, equity, net loss and cash flows of the Company from those reported under Canadian GAAP:

(a)	Total equity

The following is a reconciliation of the Company’s total equity reported in accordance to Canadian GAAP to its total equity under IFRS as at September 30, 2010:

						Total
			Share option	Warrant		shareholders'
	Note	Share capital	reserve	reserve	Deficit	equity
		$	$	$	$	$

As reported under Canadian GAAP		63,556,255	4,179,848	-	(20,616,741)	47,119,362
Share-based payments	(i)	-	89,088	-	(89,088)	-
Reclassifications	(ii)	-	(523,106)	523,106	-	-
As reported under IFRS		63,556,255	3,745,830	523,106	(20,705,829)	47,119,362

The following is a reconciliation of the Company’s total equity reported in accordance to Canadian GAAP to its total equity under IFRS as at June 30, 2011:

						Total
			Share option	Warrant		shareholders'
	Note	Share capital	reserve	reserve	Deficit	equity
		$	$	$	$	$

As reported under Canadian GAAP		74,543,371	5,506,745	-	(22,969,189)	57,080,927
Share-based payments	(i)	-	57,045	-	(57,045)	-
Reclassifications	(ii)	-	(1,271,032)	1,271,032	-	-
As reported under IFRS		74,543,371	4,292,758	1,271,032	(23,026,234)	57,080,927

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

14.	First time adoption of IFRS (continued)

(b)	Total comprehensive loss

			Three months
		Year ended	ended
		June 30,	September 30,
	Note	2011	2010
		$	$
Net loss and total comprehensive loss for the period under Canadian GAAP		2,973,798	621,350
Adjustments for differing accounting treatments:
Share-based payments	(i)	(6,387)	25,656
Total loss and comprehensive loss for the period under IFRS		2,967,411	647,006

(c)	Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the statements of financial position and statements of consolidated income have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been presented. Under IFRS, the Company is presenting cash interest received as an investing activity and cash interest paid as a financing activity, whereas these were included as an operating activity under Canadian GAAP.

Notes to the IFRS reconciliation above:

(i)	Share-based payments

IFRS requires each tranche of a share-based award with different vesting dates to be considered a separate grant for purpose of fair value calculation, and the resulting fair value is amortized over the vesting period of the respective tranches. Furthermore, forfeiture estimates are recognized on the grant date and revised for actual forfeitures in subsequent periods.

Under Canadian GAAP, the fair value of share-based awards with graded vesting was calculated as one single grant and the resulting fair value was recognized on a straight-line basis over the longest vesting period. Forfeitures of awards were only recognized in the period the forfeiture occurred.

As a result, share-based compensation at July 1, 2010 was increased by $63,432, with the respective adjustments in share option reserve and deficit as at July 1, 2010.

During the three months ended September 30, 2010, share-based compensation was increased by $25,656, with the respective adjustments in share option reserve and salaries and benefits expense.

During the year ended June 30, 2011, share-based compensation was decreased by $6,387, with the respective adjustments in share option reserve and salaries and benefits expense.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
September 30, 2011
(Stated in Canadian dollars)
(Unaudited)

14.	First time adoption of IFRS (continued)

Notes to the IFRS reconciliation above (continued):

(ii)	Reclassifications

Upon transition to IFRS, the Company has reclassified amounts relating to the fair value allocated to warrants previously included in contributed surplus to a separate warrant reserve.

As a result, as at July 1, 2010 and September 30, 2010, $523,106 was reclassified from contributed surplus to the warrant reserve and as at June 30, 2011, $1,271,032 was reclassified to the warrant reserve.

15.	Approval of the financial statements

The interim consolidated financial statements of Kimber Resources Inc. for the three months ended September 30, 2011 were approved and authorized for issue by the Board of Directors on November 10, 2011.